Filed by Ajax I pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ajax I

Commission File No. 001-39660

Cazoo

July 6, 2021

Numis Investor Meeting

Time stamp	Speaker	Transcript
00:00:00	Georgios Pilakoutas

Okay, great well hello to everyone, and thanks for joining us, we’re delighted to be joined by Cazoo founder and CEO Alex Chesterman, as well as CFO Stephen Morana.

The format of this call, will be a fireside chat, led by myself, so please send through your questions to my email or to your contact at Numis.

Alex thanks for your time, I know most UK investors will be familiar with yourself, but can you provide a brief introduction and how you came out founding Cazoo.

00:00:34	Alex Chesterman

Yeah thanks George awesome thanks for hosting us, hi everybody.

Some of you guys I know, some I don’t but to answer the question, I spent the last 20 years or so, looking at businesses in the US that are gaining early traction, and then evaluating whether the UK and European markets are as good, potentially better. Fundamentally, I did that in ‘03, when I saw Netflix when it was a very early DVDs by post business. We built the largest business in Europe in that space called LoveFilm. Again, in ‘06 saw Zillow when it was very early, I copied that in ‘07 with Zoopla, which was a business that we have floated on the London Stock Exchange and subsequently sold to Silver Lake. And then in 2018, about three and a bit years ago, a very similar story with Carvana, saw the business, fell in love with it, and much like the other previous businesses that I co-bid, so to speak. The UK and European markets were fundamentally better from a structural perspective, so if, for those of you who are familiar with Carvana, we are very, very similar, we fell in love with a lot of what they were doing, we took the majority of that and applied that in the UK and now European market, and made some local distinctions but that’s sort of a background to answer the question, George, on how we got to this space.

00:02:20	Georgios Pilakoutas

Perfect, thanks very much.

Before moving on to your business, can you talk a bit about the used car market, the addressable market, how the category is shopped and touch on who you see being the main competitors in that market.

Time stamp	Speaker	Transcript
00:02:35	Alex Chesterman	Yeah, so the reason used cars and the market, having seen Carvana appeal to us was two or three key reasons. The first being the size of the market, it’s the single biggest retail market bar none. The second is the digital penetration, autos has lagged every other vertical, less than 1 per cent of transactions online, and so a massive market with a huge opportunity to shift online and, the third was a not hugely loved consumer experience in the traditional sense. So when you look up who up who the competition are in terms of your question, the competition is the 99 per cent of people who are selling cars in the legacy way, which is all of the offline dealers, which in the UK is about 12,000 players, across Europe has over 150,000 separate dealerships. So that’s the composition, the size of the market is about £500 billion a year or $700 billion a year, so you can build very, very large businesses with relatively small market shares, this is not a winner takes all market, this is not a market which needs to move 100 per cent online, this is not a market that you need to get 100 per cent share of online. Even if only 20 or 25 per cent over the next five to seven years goes online as we think it will, and if you are one of half a dozen players and you get a mid-single digit market share, you have a business that is doing, you know many, many billions of dollars of revenue. Very significant EBITDA in the billions and businesses that are worth many 10s of billions, for very small market share.

00:04:44	Georgios Pilakoutas	Great thanks, can you talk about what the Cazoo offering is, can you explain why would a customer, why are they more likely to transact with Cazoo than say, an offline dealer and what part of the Cazoo proposition is hard for the physical dealers to replicate?

Time stamp	Speaker	Transcript
00:05:03	Alex Chesterman	Yeah, so we are very similar to Carvana for those who are familiar with the model, but if you think about the traditional way of buying a used car, you have relatively limited selection. So the average dealer, for example in the UK of those 12,000 dealers has about 30 cars on offer, you have no price transparency, the price that is quoted is not the price that is the ultimate sales price, you have to effectively haggle, if you and I Georgios both went to the same dealer today to buy the same car, we would come out with different prices, I’d probably get a slightly better price than you but, no, seriously, there’s no transparency, the selection is limited and it’s an incredibly inconvenient experience, because the average person travels about 50 miles round trip to see a product they may or may not buy, they spend half a day in doing so, they have a limited window to make a decision, a 10 minute test drive for example and that’s it, so if you look at the dimensions on which the online proposition are better, it is a better selection, we have today 100 times the average selection of a typical dealer, 3000 cars. We are completely transparent on price, we put our best foot forward and offer the consumer the best price up front. It is an incredibly convenient experience, where you can do it from your home, in a matter of minutes, not in a matter of hours, we bring it to you and we give you a week to decide if you like it or not. So from a convenience perspective it’s significantly better, the quality of the product we’re offering is significantly better because we’re doing it at significant scale to a much higher standard. So overall, the experience of better selection, value, transparency, convenience, quality, is materially that and it’s very, very hard to answer the last part of your question, it’s very very hard for the long tail of dealers to offer that level of service, they can’t offer the selection, the model typically is not transparent on price, they don’t offer the convenience of flexibility, so it is a, you know, what we see from consumers is they say, and this is one of the tell-tale signs that I’ve seen in a previous business of mine, you know, when consumers say, I can’t believe that I used to do it that way, this new way is so much better, I will never go back to doing it the old way, that tells you that a significant portion of the market is going to shift permanently to this new way of transacting, because quite frankly, it is materially better in a bunch of different ways.

00:08:05	Georgios Pilakoutas	Can you talk a bit more about Carvana and how they got into being in the position that they are at, perhaps where their proposition is at, relative to why yours is at and perhaps where they’re going, what direction they’re going in that you see yourself similarly following in.

Time stamp	Speaker	Transcript
00:08:25	Alex Chesterman	Yeah well look, I think the Carvana story reinforces my point about, you know, you can build a very large businesses with very small market share so Carvana still have a less than 1 per cent market share in the US and yet their valuation is you know $40 or $50 billion and they’ve got a long, long way to run, you know, there’s no reason why they don’t get to a five or 10 per cent market share, as the dominant player and the dominant rank in the space. What they’ve done, they’re about eight years into their journey and they spent the first, sort of, three or four years going relatively cautiously only in a few markets, they’re now in 70 per cent of the US. The US market is much, much harder to do this than the UK certainly, and even than the rest of, sort of, Western Europe, because the scale of the, the geographic scale of the US market, when you do all of this end to end, which is what we do, we buy the cars, we recondition the cars, we store the cars, we deliver the cars ourselves to the consumer. If you do this full thing end to end, a market like the UK, which is about 1/40th of the size of the US, makes doing all of those things infinitely easier, you know, for any logistics business. We have a fifth of the population in the UK versus a 40th of geography so eight times more efficient, if you like, the rest of Europe is slightly less efficient than the UK but certainly still better than the US. So what Carvana is doing is very impressive, quite frankly, because they’re doing all of this themselves, including last mile delivery in a massive market like the US. So they’ve been going market by market and rolling this out, and opening reconditioning centres and building infrastructure and delivery networks on an almost state by state basis. We have the advantage of having launched in the UK nationally from day one, we’re launching in France and Germany nationally from day one later this year. So, you know, I mentioned at the beginning that the businesses I’ve pursued, are the ones where I love the model, but I also want to see that there is an advantage in the UK and Europe over the US. One of those big advantages, is that logistics and population density but there’s other advantages as well, we buy more stuff online in the UK and northern Europe about twice as much than that in the in the US, in terms of percentage of retail that is shifting online, we turn our cars over about one and a half times more frequently than in the States, you obviously have the population density point. These are national markets as well from a marketing perspective, as opposed to regional state by state. So Carvana has done a great job of building out this infrastructure, continues to do that and that provides a pretty significant moat around the business. If you think about, you build the brand, you get the eyeballs and that creates a marketing moat, you build the infrastructure and the logistics, that builds a very significant operational moat.

Time stamp	Speaker	Transcript
00:11:49	Georgios Pilakoutas	Thank you. You mentioned kind of the difference between the UK market and kind of the European and UK markets. Can you talk a little bit about the competitive landscape in the two markets respectively?

00:12:01	Alex Chesterman	Yeah so we think of the competitors, as I said, as the, sort of, the offline dealers, the old way of doing it. We don’t think about new entrance in the online space as competitors, in fact they help to normalize the new way of transacting. So anybody else who comes into the market and spends money on marketing the concept, right we’re creating a category which is buying cars entirely online and having them delivered to your home, anybody else who offers that service just helps to normalize and move this 1 per cent versus 99 per cent higher. So the competitors are the other 99 per cent. There are some other online players, pure play online players in the UK, there’s a player called Cinch, in Europe, in mainland Europe there are, there’s a player called AutoHero, a couple of others who are, sort of, moving from offline into online like Aramis and Car Net but these are guys who are all going to help grow and normalize online car buying and there will be, you know, to build these moats that I talked about the marketing and eyeballs moat and the infrastructure and logistical moat takes very, very significant funding. So there are going to be, and you’ve seen that with Carvana and Vroom in the US and Shift to some extent. You will see similarly three or four players emerge in Europe who have very significant funding to be able to build that capability from an infrastructure and a marketing perspective and will get a significant lead and, as I said, you may end up with, you know, three, four, five players sharing a 25 per cent market share overall. What I think you’ll see happen in Europe is a contraction from the 180,000 physical dealerships today, to by 30 per cent so call it 120,000 dealerships over the course of the next five or seven years and the volume of transaction, that those 60,000 were doing, will effectively go to half a dozen players who are building very big national and even international brands and infrastructure. So you’ll just see you know some of the offline collabs and then this is very, very much what you’ve seen in loads of other verticals started with Amazon, but across the board into many, many retail verticals. It doesn’t have to be a wholesale shift from offline to online and it doesn’t have to be a winner take all market at all.

Time stamp	Speaker	Transcript
00:14:47	Georgios Pilakoutas

Great.

In that context, could you put your growth ambitions into context in terms of, I guess, where is online penetration going to get to, do you think, what is going to be your market share of the online market and the overall market. Where is Carvana on that journey in terms of a reference point for us to look at.

00:15:05	Alex Chesterman	Yeah so Carvana, is it about .7 per cent market share in the US. We are approaching that figure already in the UK, we’re 18 months into the journey so we’re at about .6 per cent market share in the UK already. We are being pretty conservative in our model and we’re saying that by the end of 2024, so three and a half years from now, we will be at a 3 per cent market share in the UK and a 1 per cent, or slightly less than 1 per cent, market share across mainland Europe. So like, as I said, we’re not, sort of, saying we get to a five or 10 per cent share within a short term but in three and a half, four years if we do that, if we get to 3 per cent UK and 1 per cent in Europe, then the size of our business in 2024 will be the same as Carvana’s today in 2021. So ie, a $50 billion business and I don’t think you have to do or believe a great deal to believe that those numbers are achievable. So looking at your sort of high level question, where does online get to, I think if you go back and look at a lot of other spaces that are now in the high teens up to the mid 20 per cent market shares for online retail spaces, if you rewind 7, 8 years many of those spaces were in the low single digits. Now things have sped up as a result of just general acceleration in technology, consumer acceptance of online, but they’ve also been sped up by COVID, of course, so I think within a five to seven year horizon getting to a 20 to 30 per cent online, pure play online share is very, very realistic. I think we will be the leading player in that space in the UK and mainland Europe, What does that mean? Well we’ve said 3 per cent or 1 per cent, conservatively, and three and a half years. So in five to seven years, it is very feasible. I think that we will be 5 per cent or above in the UK and well on our way to 3 per cent in Europe and that creates a business that is a multiple times bigger than Carvana is now. And Carvana is already, sort of, you know, guiding towards getting to 5 per cent market share and as I said, they are at .7 per cent.

Time stamp	Speaker	Transcript
00:17:39	Georgios Pilakoutas

Super thanks very much. I might dive into kind of talking about some of the gross margin, and some of the operational aspects of your business and then we might come back to talk some high level topics.

If we dig into the mechanics that drive gross profit and in each instance can you, kind of, talk through the advantages of Cazoo relative to traditional dealerships but also some of the pure plays such as Auto One, BCA with their kind of supply models.

So the first topic, I wanted to discuss with supply and how that varies, for your business, for newer vehicles and for older vehicles, and how you see that inventory profile growing from, kind of, the 3000 cars that you’ve got on your website today.

00:18:24	Alex Chesterman	So we source in much the same way as other players. The difference is we can source at scale versus the traditional sort of legacy long tail players who hold 30 cars. As you noted we’ve got 3000, so we source at much greater scale but three sources are customers directly, so consumers, they are corporates, so that is leasing companies, rental companies, dealer groups, OEM’s etc and the third is auction and those are very similar for, you know, we have access to the same cars that anybody else in the market has access to, so I don’t think anybody has a particular competitive advantage. If you look at Cinch, for example, people describe the competitive advantage of also being part of the same group as We Buy Any Car but we’re launching a We Buy Any Car competitor in a matter of weeks, anyway, on our own website that sources directly from consumers, so that doesn’t, that doesn’t provide any, as long as you’re offering to buy cars directly from consumers that creates no competitive advantage. I think broadly the sourcing, the answer to the question around what is your advantage over other dealers either online or offline, in all areas of the business, the answer really is scale. Data, technology and scale. So if you are doing everything at much more significant scale again, using the Amazon analogy, reconditioning, for example, if you’re doing this at huge scale in the middle of nowhere on hundreds of acres, rather than doing it at low scale, that’s where you get the advantages moving cars, storing cars, because all of these things we have the significant scale advantage as we grow.

Time stamp	Speaker	Transcript
00:20:33	Georgios Pilakoutas	Okay with supply just for now, just one thing that’s notable that you’ve done slightly differently to Carvana has been, kind of, the rental offering that that you have done, I guess, how big is the rental opportunity, or is it more to do with growing and differentiating your supply in the, kind of, the nearly new vehicle market.

00:20:54	Alex Chesterman	Yeah so look we launched a subscription proposition a few months ago. We are the largest consumer car subscription player in Europe, we have thousands of subscribers across the UK, France and Germany already. There are a number of advantages to playing in that space that help feed the core business. So it’s not a core part of our business but it’s an important part for other elements. So first of all, the consumers coming to our website are looking for their next car, they haven’t necessarily pre-determined whether it has to be a used car or a new car and they are looking at what their options for payments are. So we now have the option of offering them both used, which is where we started and where Carvana or new and we have a new offering and historically, the only way to buy a car, has been to either pay for it outright with a lump sum payment 15 or 20 grand or to commit to a long term finance agreement, a leasing agreement of three or four years. This offering allows us to provide a bundled, hassle free, sort of, just add fuel proposition on new cars where somebody can make a commitment for as little as six months and they don’t have to make the large capital outlay. So you have consumers coming to the website, who now have the option not just used but also new cars, they have the payment option of not just purchase or finance but they also have a subscription offering and then one of the other by-products of this is that it allows us, and it ties neatly into your sourcing question, it allows us to be buying cars that are new, obviously after a matter of months of those cars are no longer new and they help to feed into our used car inventory. So we are our own supplier of a fraction of the cars we need for sale as used cars. So it allows us to buy cars in bulk directly from.

00:32:01	Georgios Pilakoutas

Great thanks.

Can you talk about where you’ve invested in Cazoo so far in terms of the IT investment, kind of, touch on reconditioning facility, storage, transportation, fulfilment hubs and the delivery network, because it feels like some of different players are choosing to focus on different parts of that supply chain.

Time stamp	Speaker	Transcript
00:23:26	Alex Chesterman	Yeah, so we, from the very beginning, we think…we thought and we continue to think that anything that touches the consumer, you have to do yourself, and that includes last mile delivery. So from day one, we have always done the final mile delivery and own the entire customer experience. So we now have a fleet of, in the UK, just over 200 single car transporters that deliver the cars to consumers. In Europe, we will have close to 100 of those by the end of the year. We, two things that we outsourced in the UK, initially, that we have subsequently taken back, and the reason we outsourced them was in order to get the scale quickly, we couldn’t have done it ourselves but over the last 18 months we’ve gradually clawed that back. We’re following the same path in Europe, where we’re outsourcing those two things, initially, but ultimately will take them back. Those are the bulk transportation. So the movement of dozens of cars on multi-coloured transporters in the middle of the night from hub to hub or reconditioning site to hub, and reconditioning of cars, these are things that we outsourced that we now do entirely in house. So we have five reconditioning sites of our own in the UK now. We have four in Europe, two in France and two in Germany but with partners that are now reconditioning cars ahead of ahead of our launch. We have dozens of multi-car transporters on the road, doing the deliveries from the reconditioning sites to our hubs and we’ve opened 17 hubs in the UK that are what we call customer centres that allows the stage the car ready for delivery, allow customers to come and collect if they want and have service centres attached to them so we can deal with any last minute issues and generate post sales revenues. So that’s one of the things we’ve done differently. Carvana, to some extent, has done that with their vending machines as their, sort of, staging post. We think that these customer centres we’ve opened are a little bit more functional than that.

00:25:54	Georgios Pilakoutas	Okay, and I guess kind of thinking about what is different than this is the traditional dealing market is, kind of, the scale advantages on the reconditioning, the storage, the transportation and then I guess they’ve got a lot larger cost base in terms of their physical network, is that kind of where you start to achieve a slightly uniquely higher gross profit than the traditional players.

Time stamp	Speaker	Transcript
00:26:20	Alex Chesterman	Yeah look I think there’s a combination of things that feed into your gross profit, ultimately. The first is buying obviously, if you can access stock without having to use third parties, so you’re not paying an auction or an intermediary, that helps your margin significantly, so we are able to do that at a national level, by buying cars directly through the website from consumers. That’s a significant advantage over, you know, the car business, the traditional dealer is a very hyper local business. So you get a local catchment of consumers, you get a local part exchange, but we’ll buy anything from anybody and sell it across the UK and in Europe giving an even bigger advantage that we’ll buy cars in France and sell them in Germany and Italy or, you know, so there’s a lot of all of arbitrage across borders in the rest of Europe. So you have an advantage on the buying side. On the movement storage, reconditioning, it’s all about scale. So yes, there is a significant advantage on scale and then ultimately, I think, you know, the two other areas that will give us, you know, outsize gross margins are our ability to add on additional products, beyond the, as part of the original transaction and beyond. So this is a, you know, that is obviously very important in terms of attachment rates on other products, and also the quality and experience of what we’re providing will ultimately provide us pricing power. We haven’t factored that into our model but you can imagine that, in a commoditised world where two products are very similar, one is offered as you’ve got to go and spend half a day and 50 miles, etc, and the other shows up with a 300 point check, a seven day money back guarantee, a three month warranty and all these things that people are going to choose, you know, we’re going to be a seller of preference as opposed to, you know, people just thinking about the commodity. Nobody’s done this, Carvana’s the first player in the US, I think, to be creating a brand that is effectively doing that, where people say I would rather buy a car from them than from somebody else because of all the things we’ve just talked about and we’re seeing ourselves getting into that place in the UK and Europe.

00:29:09	Georgios Pilakoutas	Okay. Can you talk a little bit more about or can you provide any numbers around some of the drivers of your metal margin longer term, be it, kind of, around how your sourcing is going to be different and, kind of, what level of margin current dealers you source through auctions, are leaving on the table and how you’re, kind of, own buying is going to develop so to help grow your gross margins over time, how stock term will develop over time and how that will all, kind of, feed through to your gross margin targets.

Time stamp	Speaker	Transcript
00:29:42	Alex Chesterman	Yeah look I’ll let Stephen pick up on that but just in the context of that question relative to other questions before about Carvana. I think if you look at the Carvana journey which is having gone from minus a few hundred bucks on margin per vehicle, to now plus three and a half thousand dollars per car and moving up, we are following very much the same journey, it is a dozen different things that contribute to that buying, reconditioning, all things Stephen will touch on in a second, there is no, sort of, single magic lever, you get better at all of these things over time, we’ve seen that, you know, Carvana has proven that out very clearly, and we’re on the same journey. Again, we’re being pretty conservative in our model and saying, you know, over the next three or four years, we won’t even get to the level that Carvana’s already at today but over time we’ll get that but you know, Stephen you might want to pick up on that.

00:30:43	Stephen Morana

Yeah hi George, hi all.

Just a couple of key, kind of, statistics in there. At the moment, only 5 per cent of cars that we sell come direct from a consumer. We’ve modelled that number to be 30 per cent of our sales by 2024 but to put that in context, over 60 per cent of Carvana’s sales come from that route. So we think there’s a lot of, long way to go to improve that. We think we can improve that as Alex said, we think we’ve been relatively conservative with our modelling and the big step up there starts over the next month, as we launch our direct buying service. If I look at, you know, an auction, buying a car at auction is the most expensive way of buying a car. In the most simplest format you pay an auction fee, roughly £250. So any car that you can buy from a consumer, at the least you’re saving yourself £250, probably more because you’re buying in a non-competitive environment and from somebody who’s normally one careful owner who you know exactly who you’re buying from, you know the track records so you’re normally getting a better quality of car as well. If you can do larger corporate deals which you can get through scale, again, in effect, you’re just cutting out the auction house saving at the very least that auction fee, and in terms of the other areas that you drive that metal margin up as Alex touched on, you know, two or three other kind of obvious areas. The first is refurb, we’ve brought, as at the end of May, we’ve brought all of our refurbishments in house, this is like a hugely complex task, and as Alex has said we believe, you know, owning that kind of the whole vertical is absolutely key. We buy the cars, we refurb the cars, that’s our staff, no kind of zero hours contract staff, these are our staff, employed and salaried by us working on our cars that we then store, and then it’s our delivery drivers that will bring them to your door or you’ll collect them from one of our collection centres. So there’s no plated drivers, there’s no third parties doing that collection and that’s actually been a big part of our investment already, you know, we have roughly 250 vans on the road at the moment, 250 drivers. They’re probably doing around one and a half deliveries a day, they could do over three. So we’ve invested in that infrastructure in advance of the growth that’s going to be coming.

Time stamp	Speaker	Transcript

Very simply, if you look at, kind of, your days to sale we believe a car depreciates approximately £5 to £10 a day, so the faster, you can sell a car, the more money that you will ultimately make from it and, at the moment, we’re sub-optimal because we haven’t yet got the scale. Five to seven days from when we buy a car it gets to our refurb centres, 15 days to refurb it, 45 days plus to sell on the site, you can probably get that down to three days to the refurb centre, 10 days to refurb, 30 days to sell.

So that’s our goal is having, kind of, having stock turn of around 45 days, and we will also drive inventory levels up, so they’re running around that kind of level compared to the sales that we’re having.

00:33:43	Georgios Pilakoutas	Thank you. Can you talk a bit around the other 50 per cent of the longer term gross margin ambitions being, kind of, finance and ancillary what was kind of the assumptions around where the penetration will be, what kind of the GPU will be. Can you discuss a little bit how both penetration and regulation varies in the UK compared to the US and Europe.

Time stamp	Speaker	Transcript
00:34:07	Alex Chesterman	Yeah so on the latter part, regulations very, very similar there’s not much of a difference. The way we see margin playing out over time is about 50 per cent of our margin will come from the metal margin, the car, and the other half will come from the ancillary products which the largest is finance. So there’s very significant opportunities there. We have launched two or three products, obviously finance, but we’ve also launched payment protection, extended warranty, those are early. We have three or four other products to launch over time including things like gap insurance and service plans and alloy wheel protection, all sorts of other add on products that you could sell either in the basket or post sale. The key to the opportunity there is maximizing the attachment rate of those products with the sale, or after the sale and maximizing the commission’s that you can earn as a result. Now all of those we are doing with third party partners at the moment, including finance. One of the things that is not in our model that is a fundamental difference between us and Carvana is the on balance sheet finance and so we have great partnerships in that space with some key players. We are taking no risk, and we are earning a decent commission and we’re also leaving money on the table. So we earn about $1000 per transaction there about, as a commission. The opportunity to do, probably, 2x that over time exists, if and when we take that in-house. Now it’s not an if, it’s a when probably. We haven’t put it in the model because we don’t know when, but that’s outside to our model and would then shift, probably the balance, a little bit from 50:50 more in favour of non-metal than metal but within the model it’s about 50:50 of which finance is the biggest portion and significant opportunity to grow all of those.

00:36:26	Georgios Pilakoutas	Okay thanks very much. Moving on from gross margin and slightly further down the P&L, you’ve spent a lot of money on marketing, you’ve been very aggressive and you’ve sponsored a lot of sporting events that I’ve been to over the past few weeks. Can you, kind of, discuss your approach here, how much is on, kind of, brand building, how are you looking at returns on marketing and what do you think this ultimately kind of unlocks?

Time stamp	Speaker	Transcript
00:36:54	Alex Chesterman

Yeah, so look we are spending a lot brand marketing, but I think relative to the visibility and the brand awareness we’ve created, we’re spending a lot less than people think actually, in terms of the visibility and how high profile we’ve managed to become. We took advantage of the fact that a lot of advertisers last year were running for the hills, for obvious reasons, and we were prepared to step into the breach on short notice and, and so we were very opportunistic on that front. If you think about the goal of a new business like ours, creating a new category, and wanting to get leadership quickly, brand building, brand spend is very important, it gets you out of the gate very quickly, it builds trust with consumers. You have to remember one of the big differences between offline and online, and this was true you know 25 years ago if you were buying a book online, but it’s still true today 25 years later, which is, you are taking, you know 25 years ago you would take a punt on this business called Amazon who you’d never heard of and you’d enter your credit card details, and you’d hope that a week or two later, which is how long it used to take them then to ship books, a week or two later the thing you’d paid for would show up. Now in that case it was 10 or 20 bucks, here we’re talking about 10 or 20 thousand dollars so the trust component, the awareness component is very, very important to build with consumers. So you have to over index on brand, in the early years to build that trust, to build that awareness, and that’s what we’re doing. So the direct answer your question is, we are about 2/3, 1/3 brand versus performance today. If you ask me where I think that will be three or four years from now it’ll be the opposite.

So, you know it’s, for the next, I see this in sort of three times two year windows, you’ve got the initial two years where you’ve got to go heavy on brand and it’s 2/3, 1/3, then the middle two years where you’ve got to be, you pull back a little bit and it’s 50:50, and then this sort of your steady state and you’re probably 1/3, 2/3 and so much more performance so actually our tank today, which is fully loaded, is much higher of course than it would be in the long term, for all sorts of reasons, that we’re overspending, over indexing and obviously adoption will grow and repeats will grow and SEO will grow, and all these things, so we’re very confident that we will bring the count down very significantly, you know because we’re fully loading it with all the stuff you mentioned.

00:39:48	Georgios Pilakoutas	And then, how do you think about balancing, I guess, price, it being a gross margin lever verses kind of an extra pound being deployed into marketing and that kind of strategic trade off there?

Time stamp	Speaker	Transcript
00:40:00	Alex Chesterman	Yeah it’s a great question because you can drive volume with lower pricing and take the hit on margin, as you say, and reduce your CAC. I think it’s important to keep those things in balance. We our pricing around the average in the market today so we’re not significantly pricing up when taking a premium for the service we’re providing, we’re not discounting to drive volume, in fact, the opposite is true for the last you know, probably two or three months, where demand is high, we’re throttling demand to some extent by not reducing pricing and keeping it up. But I think there is that trade off, that one has the opportunity to play with over time.

00:40:48	Georgios Pilakoutas	Great thanks. There’s been a lot of questions coming in on Autotrader, which might be something slightly more specific to kind of the UK investor based than perhaps some of your US investor base, can you talk a little bit about how Cazoo works with Autotrader and the classifieds and perhaps talk about how that differs between the UK, where Autotrader has a perhaps more dominant position than classifieds in the US.

00:41:17	Alex Chesterman	Yeah so Autotrader is the large aggregator, but there are lots of others in the UK. We work closely with them, we consider them a marketing partner in the same way as Google and Facebook and others, they are a source of traffic, they are a performance marketing partner, and we don’t see that changing anytime, you know, they’re a partner they’re not a competitor, they are one of the places, much like Google, that people go, you know, some people come direct to us because they’ve heard of us, other people will go to other sources, to try to discover what is the best place to buy their next car. Autotrader is one of those, and you know, we will always, again, if you put aside what I said about over indexing on brand early on, in a steady state long-term world we will spend every marketing pound in the most efficient way possible, and Autotrader is a very efficient way to spend marketing money. So as long as that remains true, you know we’ll become a growing, and you know we’re already a big customer of theirs and we’ll just become a you know, a bigger customer, but again in the context of we’re talking about today we’re, you know pushing towards 1 per cent market share, in three four years we’re talking about 3 per cent market share, in five to seven years about 5 per cent market share, in the context of those numbers, none of that is a threat to an Autotrader, we will just become one of their, if not their biggest customer, but there will still be 95 per cent of their customers will remain as they are today.

Time stamp	Speaker	Transcript
00:43:03	Georgios Pilakoutas	And then I know you’ve been talking more recently about kind of becoming more central to that car buying journey and they’ve partnered with Cox and kind of kind of moving slightly closer towards the physical side. I guess, did you think that at some point, do they become a direct competitor, or do you think that never becomes the case given the kind of a conflict that business faces?

00:43:26	Alex Chesterman	No, not at all, because I don’t think it’s an issue of conflict in fact I think it is helpful for us because, again as people start to normalize the right way to buy your next car is not to show up at a dealership and kick the tires physically as to look online, have it delivered, have a money back guarantee, all of those additional services, that just helps to reinforce our model but it doesn’t change the fact of what I said before, Georgios which is the majority, the overwhelming majority of traditional car dealers is a hyper local business, with limited inventory, so limited selection, etc. So it doesn’t, you know, the huge scale of a national brand, the marketing, and the national infrastructure, the delivery networks, the reconditioning, all of those, those local businesses cannot match any of those.

00:44:29	Georgios Pilakoutas	Great thanks very much. If we move on to kind of the European opportunity, could you talk a little bit around where are you at, where do you kind of think that is going to get to, how that journey is going to evolve.

00:44:47	Alex Chesterman	Yeah so we see it’s very similar to where we were in the UK, two years ago, in terms of where we are now, we think, and from all the research has shown that European consumers are as excited and interested in buying cars in the way that we were offering them, as in the UK, so the propensity for customers to shop in this way is there. In fact to some extent, more so because the traditional dealer model is worse across mainland Europe than it is in the UK, far more fragmented distances are bigger, so you’ve got to travel further to see it, less transparent. So the way that the business will operate is very similarly, we will benefit from a single inventory across multiple markets, our model says we will launch in France and Germany, early next year, we’re hoping to you know be slightly ahead of that and get out before the end of this year. We’re already buying cars in both of those markets, we’re reconditioning cars in both of those markets, we have a large European head office in Munich with 150 pushing towards 200 people, we’ve got an office in Paris, we’re hiring, you know delivery drivers and customer support people and putting them through training, as we speak, so we are in very good shape, as we gear up towards our launch there. And we see the opportunity as being very, very similar and the markets are very similar, we will buy in a similar way, we will recondition in the same way and we will sell, the proposition will be very similar.

Time stamp	Speaker	Transcript
00:46:33	Georgios Pilakoutas	Great thank you. You’ve spoken about kind of the medium term growth aspirations, can you talk a little bit around what kind of, the margin outlook for the businesses is and to go alongside that, I guess both medium and longer term margin aspirations for Cazoo.

00:46:49	Alex Chesterman	Yeah I’ll let Stephen jump in on this more specifically on the numbers, but what I would say is again going back to Carvana we expect to have similar, in the medium term, you know margin, gross margin and EBIDTA and long term, probably slightly better because of those structural advantages of the UK market, so when we do in house financing and all that, longer term we should have slightly better margins, because of the structural advantages of the market, but Stephen can talk about the numbers.

00:47:26	Stephen Morana	Yeah so we’ve said a GP margin in the range of kind of 13 to 17 per cent towards maturity, EBITDA 8 to 10 per cent, we’re only at a 3 per cent EBITDA margin by 2024, so the business becomes profitable and the UK is profitable in 2023, Europe profitable in 2024, the group as a whole in 2024 as well. But Alex and I have both been, we’ve been through IPOs before, we’ve been public company CEOs and CFOs, we know the importance of guiding and beating, so we’ve tried to build a sensible pragmatic budget and forecast over the next four to five years and, obviously because of the SPAC process that gets shared publicly in our documentation as well. It’s never easy trying to predict high growth businesses and there’s obviously a bit of finger in the air and estimation, but we’ve tried to err on the side of caution, all the way through. Which as I say, with the business moving to profitability in 2024.

Time stamp	Speaker	Transcript
00:48:29	Georgios Pilakoutas	Great and could you talk about the capital requirements for the business, I guess, both in terms of the implied losses during that period, but then also kind of the capital involved to build the inventory position, you’ve also mentioned kind of around financing, what kind of asset backed facilities have you kind of already got agreed and how do they need to develop to match the group’s growth ambitions?

00:48:55	Alex Chesterman	Yeah look the inventory is not a major requirement from a capital perspective, because we have asset backed financing, we’ve got very significant facilities in place, hundreds of millions of pounds in the UK and hundreds of millions of Euros in Europe to be able, and very scalable loan facilities. So inventory is not the main sort of driver of capital requirements, the two that are, are marketing and building the brand, obviously team and infrastructure and building out the infrastructure across the networks from an operations perspective of the vehicle preparation centres, the customer centres and then the logistics network of vehicles so, but that is the two moats that you’re investing in on the marketing side and on the infrastructure side, and that’s largely where most of the capital goes, and of course, you know we had significant funding from our last round, before this SPAC process, and you know the SPAC process proceeds a largely to replicate what we’ve done in the UK in a handful of European markets.

00:15:15	Georgios Pilakoutas	Could you talk a little bit around the acquisitions you’ve done in the UK and perhaps how that kind of might, how that might help us foresee developments in in Europe.

00:50:27	Alex Chesterman	Yeah you know we think about acquisitions in probably much the same way that anybody else does, we might be slightly more aggressive and move faster, but you know for us it’s as simple as other opportunities to go faster than we could organically, to enhance our infrastructure quicker, to get into a new market quicker, to improve our proposition. We’ve done four M&A transactions in the last 12 months. Two of those were in infrastructure and two of those were in market/ proposition. So we bought a number of car dealerships under the brand of Imperial Cars, to close them down, to be able to have those hubs and those customer centres, so we’ve rebranded and opened those, so that was 13 of the 17 customer centres we’ve opened we acquired in one go. We also got a prep centre with that acquisition, we also bought a business called Smart Fleet Solutions, which gave us the further four vehicle prep centres. So that solved UK infrastructure largely for us, not forever, we will do more that doesn’t necessarily have to be through acquisition, it could be organic, and we’ve opened a number of organic customer centres on top of the ones we acquired and we will continue to do so, along with prep centres so there’s more infrastructure needed, because at the scale that we’re talking about, you know if you if you think about getting to just the 5 per cent market share in the UK you’re talking about 3 or 400,000 cars a year, you need to recondition so you need significant capabilities to be able to do that, but we’ve got ahead of the game by buying some of that infrastructure.

Time stamp	Speaker	Transcript
The other two M&A transactions, we did were Drover and Cluno which were subscription businesses in UK, France, Germany and that helped us launch our consumer subscription proposition faster, it gave us a base of customers it gave us the OEM relationships, the buying relationships, it gave us a number of things so you know we will, and I think if people look at our background, both in this business in the last 12 months, but also in our previous businesses, it should not come as a surprise to anybody to see us be quite aggressive from an M&A perspective on a going forward basis as well.

00:53:02	Georgios Pilakoutas	And then, what are the biggest bottlenecks to growth, is it kind of MPS, it appears to have been a real focus in the UK so far is that something that only allows you to grow quite so quickly and what might allow that to be quicker or what might mean that that ends up being slightly slower, because you want to do it right.

00:53:23	Alex Chesterman	Well look it’s a market where you need to grow with, in check, the two sides. So you need to ensure that you maintain your inventory at a level that is sensible to drive the economics on things like conversion. So you’ve got to grow sort of inventory and sales in line, there’s no point, for example, in selling all the cars that you have on the website, you know we’ve got 3000 cars on the website, selling all of them this week would be unhelpful because you can’t replace them instantly, you’ve got to buy them, you’ve got to recondition them as Stephen said, from the point of buying you’ve got seven days for it to be delivered, and then you know 12 to 15 days to recondition it, and all of that process so you have to grow this in a sensible steady way, which is what we’re doing on inventory and on sales. The way we think about it is, ultimately you want to hold inventory about, you want to hold on your website, about one to one and a half months sales right, the 30 to 45 days, so if you’re selling 2000 cars a month, you would want two to 3000 cars on your website. We’re not there yet, in fact, you know, we will grow our sales to 10,000 plus in our inventory, we’ll be 15 or 20,000 cars over time, but you can’t, you have to do it in a managed way and, as I said, we’re throttling demand at the moment, for that very reason.

Time stamp	Speaker	Transcript
00:55:08	Georgios Pilakoutas	Great, and then I think you’ve spoken about entering Europe later this year in terms of launching retail operations, can you talk about how you’re thinking, the pace of growth, whether you should enter more markets, versus focusing on fewer markets and just kind of that balance.

00:55:27	Alex Chesterman	Look, I think, initially, we will focus on key markets, you know, there are probably a dozen interesting markets in Europe that we want to be in ultimately over the next three or four years, we’re not in any hurry, what I would say is that once you’re there in a number of the core markets, the next market is infinitely easier because you have the inventory, you have the operation, you have the website, in each local market you have to have some last mile delivery capability and some customer support capability, but not much more, because you can store your car centrally in France and Germany, you can still deliver them to the Netherlands and Italy, for example and Spain and other markets. So I think you know we will get there but we’re not in any hurry and I’ve always said, I would much prefer to have a 5 per cent market share in three or four markets than to have a .5 per cent market share in a dozen markets.

00:56:32	Georgios Pilakoutas	Perfect, right Alex, Stephen that’s kind of all the questions I think we’re kind of running out of time, so I just want to say thanks very much for your time and then, if you got any closing remarks.

00:56:45	Alex Chesterman	No, I appreciate your hosting this, thank you for having us, we’re looking forward to becoming publicly traded, we’re at the latter end of that process, we hope we will be out of that process within a matter of weeks and, no very exciting times ahead, this is, you know, a massive space and a huge opportunity to build a very, very significant business.

00:57:13	Georgios Pilakoutas	Super, thank you very much, and thanks everyone for joining.

00:57:17	Alex Chesterman	Thanks guys.

00:57:18	Jamie Loughborough	Thanks Alex, thanks Stephen.

About Cazoo - www.cazoo.co.uk

Cazoo’s mission is to transform the car buying experience for consumers across the UK and Europe by providing better selection, quality, transparency, convenience, flexibility and peace of mind. Cazoo aims to make buying a car no different to any other product online today, where consumers can simply and seamlessly purchase, finance or subscribe to a car entirely online for either delivery or collection, in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, has a highly experienced management team and is backed by some of the leading global technology investors.

About AJAX – www.ajaxcap.com

AJAX is a blank check company whose purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. AJAX was founded by renowned US investor Dan Och in partnership with Glenn Fuhrman and strategic advisors including Steve Ells (founder, Chipotle), Jim McKelvey (co-founder, Square), Kevin Systrom (co-founder, Instagram) and Anne Wojcicki (co-founder, 23andMe).

Additional information and Where to Find It

This communication relates to a proposed business combination among Cazoo Holdings Limited (“Cazoo”), AJAX I (“AJAX”) and Capri Listco (“Listco”). In connection with the proposed business combination, Listco has filed a registration statement on Form F-4 that includes a proxy statement of AJAX in connection with AJAX’s solicitation of proxies for the vote by AJAX’s shareholders with respect to the proposed business combination and a prospectus of Listco, which has not yet become effective. The proxy statement/prospectus will be sent to all AJAX shareholders, and Listco and AJAX will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX and Listco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX may be obtained free of charge from AJAX’s website at https://ajaxcap.com or by written request to AJAX at 667 Madison Avenue, New York, NY 10065 and documents filed by Cazoo may be obtained free of charge from Cazoo’s website at https://www.cazoo.co.uk or by written request to Cazoo at 41-43 Chalton St, Somers Town, London NW1 1JD, United Kingdom.

Participants in Solicitation

AJAX, Listco and Cazoo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AJAX’s shareholders with respect to the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus. Information regarding the directors and executive officers of Ajax is contained in Ajax’s Annual Report on Form 10-K/A for the year ended December 31, 2020, filed with the SEC on May 7, 2021. These filings are available free of charge at the SEC’s web site at www.sec.gov. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Cazoo and the markets in which it operates, and Cazoo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against AJAX, Cazoo, Listco or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of AJAX, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of AJAX or Cazoo as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) the possibility that AJAX, Cazoo or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on Cazoo’s business and/or the ability of the parties to complete the proposed business combination; (12) Cazoo’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-4 and the proxy statement/prospectus included therein. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AJAX’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by AJAX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo, AJAX and Listco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Cazoo, AJAX or Listco gives any assurance that any of Cazoo, AJAX or Listco will achieve its expectations.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of AJAX, Listco and Cazoo. While such information and projections are necessarily speculative, AJAX, Listco and Cazoo believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that AJAX, Listco or Cazoo, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future event.

Contacts

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell / Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

AJAX:

Gagnier Communications, Dan Gagnier / Jeff Mathews +1 646-569-5897 / ajax@gagnierfc.com

Investor Relations:

ICR for Cazoo - cazoo@icrinc.com

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